UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SD
Specialized Disclosure Report

FORD MOTOR COMPANY
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-3950
(Commission File Number)

One American Road, Dearborn, Michigan	48126
(Address of principal executive offices)	(Zip Code)

Kerri Abbott - (313) 322-3000
(Name and telephone number of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

[ ] Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ________.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report
Item 1.02 Exhibit*

A copy of our Conflict Minerals Report is filed as Exhibit 1.01 and is publicly available at http://corporate.ford.com.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

Designation	Description	Method of Filing

Exhibit 1.01	Conflict Minerals Report	Filed with this report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FORD MOTOR COMPANY
(Registrant)

Date: May 31, 2022	By:	/s/ Jonathan A. Jennings
Jonathan A. Jennings
Vice President, Supply Chain

*	Any reference in this Report or the attached exhibit(s) to our corporate website(s) and/or other social media sites or platforms, and the contents thereof, is provided for convenience only; such websites or platforms and the contents thereof are not incorporated by reference into this Report nor deemed filed with the Securities and Exchange Commission.